SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Seres Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

81750R102

(CUSIP Number)

Noubar B. Afeyan, Ph.D.

Flagship Pioneering

55 Cambridge Parkway, Suite 800E

Cambridge, MA 02142

(617) 868-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2019

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Flagship VentureLabs IV, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,734,994
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,734,994

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,734,994
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.91%
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Flagship Ventures Fund IV, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,757,414
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,757,414

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,757,414
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.39%
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Flagship Ventures Fund IV-Rx, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,925,462
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,925,462

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,925,462
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.75%
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Flagship Ventures Fund IV General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,682,876
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,682,876

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,682,876
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.14%
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Nutritional Health LTP Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,444,444
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,444,444

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,444,444
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.36%
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Nutritional Health LTP Fund General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,444,444
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,444,444

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,444,444
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.36%
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Flagship Pioneering Fund VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,444,444
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,444,444

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,444,444
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.36%
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Flagship Pioneering Fund VI General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,444,444
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,444,444

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,444,444
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.36%
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Flagship Pioneering, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,444,444
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,444,444

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,444,444
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.36%
(14)	Type of Reporting Person (See Instructions): CO

(1)	Name of Reporting Persons: Noubar B. Afeyan, Ph.D.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,646,905
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 21,646,905

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,646,905
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 30.96%
(14)	Type of Reporting Person (See Instructions): IN

(1)	Name of Reporting Persons: Edwin M. Kania, Jr.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,682,876
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,682,876

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,682,876
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.14%
(14)	Type of Reporting Person (See Instructions): IN

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of Seres Therapeutics, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 200 Sidney Street – 4th Floor, Cambridge, MA 02139. Certain of the Reporting Persons (as defined herein) previously filed a Schedule 13G, as amended, pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, amended (the “Exchange Act”). This Schedule 13D is being filed as a result of shares of Common Stock acquired by certain other of the Reporting Persons in the Offering described in Item 6 hereof.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.

Flagship VentureLabs IV, LLC, a Delaware limited liability company (“VentureLabs IV”). The manager of VentureLabs IV is Flagship Ventures Fund IV, L.P., a Delaware limited partnership (“Flagship Fund IV”).

ii.	Flagship Fund IV. The general partner of Flagship Fund IV is Flagship Ventures Fund IV General Partner LLC, a Delaware limited liability company (“Flagship Fund IV GP”).

iii.

Flagship Ventures Fund IV-Rx, L.P., a Delaware limited partnership (“Flagship Fund IV-Rx” and together with VentureLabs IV and Flagship Fund IV, the “Flagship IV Funds”). The general partner of Flagship Fund IV-Rx is Flagship Fund IV GP.

iv.	Flagship Fund IV GP. Noubar B. Afeyan, Ph.D. (“Dr. Afeyan”) and Edwin M. Kania, Jr. (“Mr. Kania”) are the managers of Flagship Fund IV GP.

v.

Nutritional Health LTP Fund, L.P., a Delaware limited partnership (“Nutritional LTP”). The general partner of Nutritional LTP is Nutritional Health LTP General Partner LLC, a Delaware limited liability company (“Nutritional LTP GP”).

vi.	Nutritional LTP GP. Dr. Afeyan is the sole member and manager of Nutritional LTP GP.

vii.

Flagship Pioneering Fund VI, L.P., a Delaware limited partnership (“Flagship Fund VI” and together with the Flagship IV Funds and Nutritional LTP, the “Flagship Funds”). The general partner of Flagship Fund VI is Flagship Pioneering Fund VI General Partner LLC, a Delaware limited liability company (“Flagship Fund VI GP”).

viii.	Flagship Fund VI GP. The general partner of Flagship Fund VI GP is Flagship Pioneering, Inc., a Delaware corporation (“Flagship Pioneering”).

ix.	Flagship Pioneering. Dr. Afeyan is the CEO and sole shareholder of Flagship Pioneering.

x.	Dr. Afeyan, a citizen of the United States of America.

xi.	Mr. Kania, a citizen of the United States of America

The principal business of each Reporting Person is the venture capital investment business. The principal business address of each Reporting Person is 55 Cambridge Parkway, Suite 800E, Cambridge, Massachusetts 02142.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Flagship Funds purchased the shares set forth in Item 5 using funds from working capital. The Flagship Funds used an aggregate of approximately $32,065,470 (including brokerage commissions) of such working capital to purchase the Common Stock reported in this Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

On June 18, 2019, each of Flagship Fund VI and Nutritional LTP acquired 4,444,444 shares pursuant to an underwritten public offering of common stock by the Issuer (the “Offering”). The purchase price was $2.25 per share.

The Reporting Persons acquired the shares of Common Stock set forth in Item 5 and hold their shares of Common Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, dispose of the shares of Common Stock that they beneficially own. These dispositions may occur in open market transactions, privately negotiated transactions or through other methods. Additionally, the Flagship Funds may distribute the shares of Common Stock that they directly hold to their respective limited partners.

Dr. Afeyan is a co-founder and director of the Issuer. The Reporting Persons, either directly or indirectly through Dr. Afeyan, may engage in discussions from time to time with the Issuer’s board of directors, the Issuer’s management or the Issuer’s other stockholders. These discussions may be with respect to (i) acquiring or disposing shares of Common Stock or other securities of the Issuer (collectively, the “Securities”); (ii) maintaining or changing the Issuer’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional Securities through open market transactions, privately negotiated transactions or other methods.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 69,913,410 outstanding shares of Common Stock as of June 18, 2019 consisting of the sum of (i) 41,094,832 shares of Common Stock outstanding as of March 31, 2019, (ii) 26,666,667 shares of Common Stock issued in the Offering and (iii) 2,151,911 shares of Common Stock issued as a result of the exercise by the underwriters of their over-allotment option, as set forth in the Issuer’s prospectus supplement relating to the Offering filed with the Securities and Exchange Commission on June 14, 2019 (the “Prospectus Supplement”).

VentureLabs IV, Flagship Fund IV and Flagship Fund IV-Rx directly hold 2,734,994 shares, 8,022,420 shares, and 1,925,462 shares of Common Stock, respectively. Flagship Fund IV, as the manager of VentureLabs IV, may be deemed to beneficially own the shares directly held by VentureLabs IV. Flagship Fund IV GP, as the general partner of the Flagship Fund IV Funds, may be deemed to beneficially own the shares directly held by the Flagship Fund IV Funds.

Nutritional LTP directly holds 4,444,444 shares of Common Stock. Nutritional LTP GP, as the general partner of Nutritional LTP, may be deemed to beneficially own the shares directly held by Nutritional LTP.

Flagship Fund VI directly holds 4,444,444 shares of Common Stock. Flagship Fund VI GP, as the general partner of Flagship Fund VI, may be deemed to beneficially own the shares directly held by Flagship Fund VI. Flagship Pioneering, as the general partner of Flagship Fund VI GP, may be deemed to beneficially own the shares directly held by Flagship Fund VI.

Dr. Afeyan and Mr. Kania, as the managers of Flagship Fund IV GP, may be deemed to beneficially own the shares directly held by the Flagship Fund IV Funds. While Mr. Kania is retired from Flagship Pioneering, he continues to serve as a manager of Flagship Fund IV GP. Dr. Afeyan, as the sole member and manager of Nutritional LTP GP and as CEO and sole shareholder of Flagship Pioneering, may be deemed to beneficially own the shares directly held by each of Nutritional LTP and Flagship Fund VI. In addition, Dr. Afeyan holds options to purchase an aggregate of 60,000 shares of Common Stock of the Issuer that are exercisable within 60 days of the date hereof received my him for his service as a director of the Issuer. Dr. Afeyan also holds 15,141 shares of Common Stock directly.

(c) On June 18, 2019, Nutritional LTP and Flagship Fund VI each purchased 4,444,444 shares of Common Stock in the Offering. The purchase price was $2.25 per share.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Lock-Up Agreement

In connection with the Offering, the Issuer’s officers and directors (including Dr. Afeyan) and certain stockholders, including the Flagship Funds (collectively, the “Lock-Up Parties”), entered into a lock-up agreement (the “Lock-Up Agreement”) with Goldman Sachs & Co. LLC and Cowen and Company, LLC (the “Representatives”). Pursuant to the terms of the Lock-Up Agreement, the Lock-Up Parties have agreed, subject to specified exceptions, not to directly or indirectly: offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, or publicly disclose an intention to take any such actions with respect to, any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereinafter acquired, owned directly or indirectly; or request, make any demand for or exercise any right with respect to, the registration of any of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock for a period of 90 days after the date of the Prospectus Supplement without the prior written consent of the Representatives.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of the Lock-Up Agreement, a copy of which is filed as Exhibit 2 hereto, and is incorporated by reference into this Item 6.

Registration Rights

One or more of the Flagship Funds are entitled to the following rights with respect to the registration of shares of Common Stock for public resale under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to an Amended and Restated Investors’ Rights Agreement dated December 19, 2014 by and among the Issuer and certain of its stockholders (the “Investors’ Rights Agreement”), until the rights terminate pursuant to the terms of the Investors’ Rights Agreement. The registration of shares of Common Stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Piggyback Registration Rights. Any time the Issuer proposes to register any shares of Common Stock under the Securities Act, subject to certain exceptions, the holders of registrable securities are entitled to notice of the registration and to include their shares of registrable securities in the registration. If the Issuer’s proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Form S-3 Registration Rights. If the holders of at least 30% of the registrable securities then outstanding request in writing that the Issuer effect a registration with respect to registrable securities at an aggregate price to the public in the offering of at least $5,000,000, and the Issuer is entitled under the Securities Act to register shares of Common Stock on a registration statement on Form S-3, the Issuer will be required to effect such registration.

Expenses. Ordinarily, other than underwriting discounts and commissions, the Issuer will be required to pay all expenses incurred by it related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of the Issuer’s legal counsel and legal counsel for the selling security holders, and blue sky fees and expenses.

The foregoing description of the Investors’ Rights Agreement is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, a copy of which is filed as Exhibit 3 hereto, and is incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Form of Lock-Up Agreement between Goldman Sachs & Co. LLC and Cowen and Company, LLC and the stockholders signatory thereto (filed herewith).

Exhibit 3	Amended and Restated Investors’ Rights Agreement dated December 19, 2014 by and among the Issuer and certain of its stockholders (filed as Exhibit 4.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and Registration Statement on Form S-1 (File No. 333-204484) filed with the Securities and Exchange Commission on May 27, 2015).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 28, 2019

FLAGSHIP VENTURELABS IV, LLC

By:	Flagship Ventures Fund IV, L.P.

By:	Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV, L.P.

By:	Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV-Rx, L.P.

By:	Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH LTP FUND, L.P.

By:	Nutritional Health LTP Fund General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH LTP FUND GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP PIONEERING FUND VI, L.P.

By:	Flagship Pioneering Fund VI General Partner LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	CEO

FLAGSHIP PIONEERING FUND VI GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	CEO

FLAGSHIP PIONEERING, INC.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	CEO

/s/ Noubar B. Afeyan, Ph.D.
NOUBAR B. AFEYAN, PH.D.

/s/ Edwin M. Kania, Jr.
EDWIN M. KANIA, JR.